                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                    FORM 11-K


(Mark One)
[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year end December 31, 1994

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____________ to ______________


Commission file number   33-12250
                       ---------------------------------------



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Costco Wholesale Corporation
        Employees' Savings/Retirement Plan [401(k)]

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

        Price/Costco, Inc.
        10809 - 120th Avenue NE
        Kirkland, WA  98033

                                   SIGNATURES




THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        Costco Wholesale Corporation
                                        Employees' Savings/Retirement
                                          Plan [401(k)]



Date  June 30, 1995                     /s/ Richard Galanti
    ---------------------------         -----------------------------------
                                        Richard Galanti
                                        Executive Vice President
                                        Chief Financial Officer

                    COSTCO WHOLESALE CORPORATION
                    EMPLOYEES' SAVINGS/RETIREMENT PLAN [401(K)]
                    EIN:  91-1223280
                    PIN:  001

                    FINANCIAL STATEMENTS AND SCHEDULES
                    AS OF DECEMBER 31, 1994 AND 1993
                    TOGETHER WITH AUDITORS' REPORT

                          COSTCO WHOLESALE CORPORATION
                   EMPLOYEES' SAVINGS/RETIREMENT PLAN [401(k)]


                                      INDEX

                           DECEMBER 31, 1994 AND 1993



                                                                            Page

Report of Independent Public Accountants                                     1

Statements of Net Assets Available for Plan Benefits
  with Fund Information                                                      3

Statement of Changes in Net Assets Available for Plan Benefits
  with Fund Information                                                      4

Notes to Financial Statements                                                5

Schedule I - Schedule of Assets Held for Investment Purposes                 8

Schedule II - Schedule of Reportable Transactions                            9

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of the
Costco Wholesale Corporation
Employees' Savings/Retirement Plan [401(k)]:

We have audited the accompanying statements of net assets available for plan benefits of the Costco Wholesale Corporation Employees' Savings/Retirement Plan [401(k)] as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Costco Wholesale Corporation Employees' Savings/Retirement Plan [401(k)] as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Aurthur Anderson LLP

Seattle, Washington,
  May 1, 1995

                          COSTCO WHOLESALE CORPORATION
                  EMPLOYEES' SAVINGS/RETIREMENT PLAN [401(k)]

        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             WITH FUND INFORMATION

                 FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993




                                                     PriceCostco Common
                                                         Stock Fund                       Fixed Income Fund           Growth Fund
                                                ----------------------------       ------------------------------    -------------
                                                    1994             1993              1994              1993            1994
                                                -----------      -----------       -----------        -----------      -----------
NET INVESTMENT RESULTS:
  Unrealized appreciation (depreciation)
    of investments, net                         $(7,709,511)     $(3,432,577)      $      -           $    83,114      $      -
  Realized losses on sale of investments            (50,391)        (150,686)         (246,171)              -            (103,967)
  Interest                                            1,990            1,800           159,666            196,544           58,068
  Dividends                                           2,438            1,659           711,234            482,696          130,751
  Investment management fees                           -                -              (85,809)           (64,156)         (59,773)
                                                -----------      -----------       -----------        -----------      -----------
        Total net investment results             (7,755,474)      (3,579,804)          538,920            698,198           25,079
                                                -----------      -----------       -----------        -----------      -----------
CONTRIBUTIONS TO THE PLAN:
  Employees                                       6,453,731        6,551,823         4,821,061          4,124,687        3,057,462
  Employer                                        1,157,966        1,068,519           828,813            655,100          524,975
                                                -----------      -----------       -----------        -----------      -----------
        Total contributions                       7,611,697        7,620,342         5,649,874          4,779,787        3,582,437
                                                -----------      -----------       -----------        -----------      -----------
DISTRIBUTIONS TO PARTICIPANTS                    (1,492,191)      (1,183,117)       (1,356,799)          (893,362)        (763,017)
                                                -----------      -----------       -----------        -----------      -----------
INTERFUND TRANSFERS                                (535,916)        (795,403)          465,626           (286,113)        (166,664)
                                                -----------      -----------       -----------        -----------      -----------
        Net increase (decrease) in
          net assets available for
          plan benefits                          (2,171,884)       2,062,018         5,297,621          4,298,510        2,677,835

        Net assets, beginning
          of year                                20,135,723       18,073,705        13,911,735          9,613,225        8,477,095
                                                -----------      -----------       -----------        -----------      -----------
        Net assets, end of year                 $17,963,839      $20,135,723       $19,209,356        $13,911,735      $11,154,930
                                                -----------      -----------       -----------        -----------      -----------
                                                -----------      -----------       -----------        -----------      -----------



                                                 Growth Fund               Balanced Fund                          Total
                                                 ----------       ----------------------------        ----------------------------
                                                    1993             1994              1993              1994              1993
                                                 ----------       ----------        ----------        -----------     ------------
NET INVESTMENT RESULTS:
  Unrealized appreciation (depreciation)
    of investments, net                          $  372,687       $     -           $   29,036        $(7,709,511)     $(2,947,740)
  Realized losses on sale of investments            (41,157)        (240,238)             -              (640,767)        (191,843)
  Interest                                             -                -                   58            219,724          198,402
  Dividends                                         116,962           76,769               789            921,192          602,106
  Investment management fees                        (44,625)              50               (50)          (145,532)        (108,831)
                                                 ----------       ----------         ---------        -----------      -----------
  Total net investment results                      403,867         (163,419)           29,833         (7,354,894)      (2,447,906)
                                                 ----------       ----------         ---------        -----------      -----------
CONTRIBUTIONS TO THE PLAN:
  Employees                                       2,445,434        2,182,029           426,834         16,514,283       13,548,778
  Employer                                          409,972          335,935            60,721          2,847,689        2,194,312
                                                 ----------       ----------         ---------        -----------      -----------
  Total contributions                             2,855,406        2,517,964           487,555         19,361,972       15,743,090
                                                 ----------       ----------         ---------        -----------      -----------
DISTRIBUTIONS TO PARTICIPANTS                      (466,330)        (228,445)          (28,196)        (3,840,452)      (2,571,005)
                                                 ----------       ----------         ---------        -----------      -----------
INTERFUND TRANSFERS                                (398,261)         236,954         1,479,777               -                -
                                                 ----------       ----------         ---------        -----------      -----------
  Net increase (decrease) in
    net assets available for
    plan benefits                                 2,394,682        2,363,054         1,968,969          8,166,626       10,724,179

  Net assets, beginning
    of year                                       6,082,413        1,968,969              -            44,493,522       33,769,343
                                                 ----------       ----------        ----------        -----------      -----------
  Net assets, end of year                        $8,477,095       $4,332,023        $1,968,969        $52,660,148      $44,493,522
                                                 ----------       ----------        ----------        -----------      -----------
                                                 ----------       ----------        ----------        -----------      -----------


The accompanying notes are an integral part of these statements.

                          COSTCO WHOLESALE CORPORATION
                   EMPLOYEES' SAVINGS/RETIREMENT PLAN [401(k)]

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                              WITH FUND INFORMATION

                        AS OF DECEMBER 31, 1994 AND 1993







                                                    PriceCostco Common
                                                        Stock Fund                      Fixed Income Fund              Growth Fund
                                                ----------------------------       ------------------------------     -------------
                                                    1994             1993              1994               1993             1994
                                                -----------      -----------       -----------        -----------      -----------
CASH AND CASH EQUIVALENTS                       $   217,302      $   289,980       $ 4,989,895        $   241,302      $11,154,545

INVESTMENTS:
  Government securities                                -                -                 -             3,134,687             -
  Common stock                                         -                -                 -                  -                -
  PriceCostco common stock                       17,746,334       19,857,761              -                  -                -
  Investment contracts                                 -                -           14,219,457         10,367,823             -
  Mutual funds                                         -                -                 -                  -                -

ACCRUED INTEREST                                       -                -                 -                48,538             -

CONTRIBUTIONS RECEIVABLE                                203              862                 4                573              385

INTERFUND TRANSFERS AND OTHER                          -             (12,880)             -               118,812             -
                                                -----------      -----------       -----------        -----------      -----------
      Net assets available for
        plan benefits                           $17,963,839      $20,135,723       $19,209,356        $13,911,735      $11,154,930
                                                -----------      -----------       -----------        -----------      -----------
                                                -----------      -----------       -----------        -----------




                                                 Growth Fund             Balanced Fund                          Total
                                               ---------------    ----------------------------        -----------------------------
                                                    1993             1994              1993               1994            1993
                                                 ----------       ----------        ----------        -----------      -----------
CASH AND CASH EQUIVALENTS                        $1,340,011       $4,331,735        $  251,393        $20,693,477      $ 2,122,686

INVESTMENTS:
  Government securities                                -                -                 -                  -           3,134,687
  Common stock                                    7,037,164             -                 -                  -           7,037,164
  PriceCostco common stock                             -                -                 -            17,746,334       19,857,761
  Investment contracts                                 -                -                 -            14,219,457       10,367,823
  Mutual funds                                         -                -            1,922,754               -           1,922,754

ACCRUED INTEREST                                       -                -                 -                  -              48,538

CONTRIBUTIONS RECEIVABLE                                486              288               188                880            2,109

INTERFUND TRANSFERS AND OTHER                        99,434             -             (205,366)              -                -
                                                 ----------       ----------        ----------        -----------      -----------
     Net assets available for
       plan benefits                             $8,477,095       $4,332,023        $1,968,969        $52,660,148      $44,493,522
                                                 ----------       ----------        ----------        -----------      -----------
                                                 ----------       ----------        ----------        -----------      -----------


          The accompanying notes are an integral part of these statements.

                          COSTCO WHOLESALE CORPORATION
                   EMPLOYEES' SAVINGS/RETIREMENT PLAN [401(k)]


                          NOTES TO FINANCIAL STATEMENTS

                                DECEMBER 31, 1994




1.  DESCRIPTION OF THE PLAN:

The Costco Wholesale Corporation (the Corporation) Employees' Savings/ Retirement Plan [401(k)] (the Plan), began on January 1, 1987. The following description of the Plan is provided for general information purposes only. For more complete information refer to the summary plan description. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On January 1, 1995, the Plan assets were merged into the PriceCostco Employees' Saving/Retirement Plan [401(k)] (the New Plan). Participants of the Plan were automatically enrolled in the New Plan.

ELIGIBILITY

Employees of the Corporation are eligible to participate in the Plan if they have been employed by the Corporation for a minimum of 12 months, and are at least 18 years of age.

CONTRIBUTIONS

Under the Plan, participants are able to contribute annually a maximum of 18% of their annual base compensation up to a specified amount, under the Internal Revenue Code, which was $9,240 in calendar year 1994. The Corporation will contribute out of its current or accumulated net profits an additional amount equal to $.10 for every $1.00 the participant elects to defer. After the participant reaches his or her five-year anniversary of service, the Corporation will match $.25 for every $1.00 contributed. Maximum participant deferrals are 16% of base salary when the Corporation's 25% match is applicable.

Employee contributions shall be at all times 100% vested and will be paid upon termination of employment, death or attainment of age 65. In addition, benefits may be distributed to a participant in the event of financial hardship.
Employer contributions are fully vested after five years based on years of continuous service, according to the following schedule.

                  Years of Service                  Percentage Vested
                  ----------------                  -----------------

                      Under 3                               0%
                         3                                 25%
                         4                                 50%
                         5                                100%

All contributions to the Plan are invested at the direction of the participants in any of the following funds: the PriceCostco Common Stock Fund, the Fixed Income Fund, the Growth Fund and the Balanced Fund. The number of active participants in each fund at December 31, 1994 was 6,932, 6,061, 4,641 and 2,541, respectively. The total number of participants in the Plan at December 31, 1994 was 7,338.

FUND DESCRIPTIONS

The PriceCostco stock fund invests solely in PriceCostco common stock. On October 21, 1993, the shareholders of both The Price Company (Price) and Costco Wholesale Corporation (Costco) approved an agreement that provided for the mergers of Price and Costco into Price/Costco, Inc. (PriceCostco). Pursuant to the Transaction, Price and Costco became subsidiaries of PriceCostco. Shareholders of Costco received one share of PriceCostco stock for each share of Costco.

The fixed fund is designed to provide a secure principal and stable current income. The funds are invested in U.S. Government Treasury or agency bonds and guaranteed investment contracts.

The growth fund is designed to provide capital appreciation, with a secondary objective of providing current income. The funds are invested in U.S. common stocks.

The balanced fund is designed to mix current income with capital appreciation. The funds are invested in a diverse portfolio of stocks and fixed-income securities.

FORFEITURES

In the event of employee termination other than by reason of retirement, death or disability, nonvested employer contributions are forfeited and the employer contribution is reduced by the amount forfeited.

PARTICIPANT ACCOUNTS

Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, the employer's contributions and the particpant's contributions. Allocations are based on participant account balances as defined.

ADMINISTRATIVE FEES

All administrative and custodial fees of the Plan are paid by the Corporation. All investment management and transaction fees directly related to the plan investments are shown as a reduction of net investment results.

2.  SIGNIFICANT ACCOUNTING POLICIES:

The financial statements are presented on the accrual basis of accounting. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date.

Investments in marketable securities are valued using the closing price of the investments on the last day of business of the plan year. Cash equivalents are stated at cost which approximates market value.


3.  UNREALIZED APPRECIATION (DEPRECIATION) OF INVESTMENTS:

Unrealized appreciation (depreciation) and realized gain (losses) have been determined by the market value of an investment at the beginning of the plan year or its acquisition cost if acquired during the plan year, consistent with ERISA requirements.

4.  FEDERAL INCOME TAXES:

The Plan has received a favorable determination letter, dated December 1, 1988,from the Internal Revenue Service (IRS) under Section 401(a) and is exempt from taxes under Section 501(a). The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan's counsel believe that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt through the year ended December 31, 1994.

5.  BENEFITS PAYABLE:

The Plan classifies all benefits owed to vested, terminated participants as a component of net assets available for plan benefits rather than as a liability. These amounts are recorded as a liability in the Plan's Form 5500 and were $107,869 and $71,444 as of December 31, 1994 and 1993, respectively.

                                                                      SCHEDULE I

                          COSTCO WHOLESALE CORPORATION
                   EMPLOYEES' SAVINGS/RETIREMENT PLAN [401(k)]

                                 EIN 91-1223280

                                     PIN 001

                                    ITEM 27a

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1994


                                                                Total
                                       Number of      ------------------------
                                    Shares/Units or                  Current
Issuer/Description                  Principal Amount      Cost        Value
- ------------------                  ----------------  -----------  -----------
PRICECOSTCO COMMON STOCK FUND
- -----------------------------
PriceCostco Common Stock                1,378,356     $28,689,016  $17,746,334


FIXED INCOME FUND
- -----------------
INVESCO Retirement GIC Fund,
  1994 annual yield 5.86%              14,219,457     $14,219,457  $14,219,457



             The accompanying notes to the financial statements are
                       an integral part of this schedule.

                                                                 SCHEDULE II

                          COSTCO WHOLESALE CORPORATION
                  EMPLOYEES' SAVINGS/RETIREMENT PLAN [401(k)]

                                 EIN 91-1223280

                                    PIN 001

                                    Item 27d

                      SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1994



                                           -------------------------Purchases---------------------
                                                                   Number of
                                              Number            Shares/Units or
Issuer/Description                         of Purchases        Principal Amount           Total
- ------------------                         ------------        ----------------        -----------

Category (i) - Single transactions in excess of 5 percent of plan assets at January 1, 1994
- -------------------------------------------------------------------------------------------

Balanced Fund
- -------------
Fidelity Advisor
  Series II - Income and Growth
    Fund                                          -                       -            $    -

Category (iii) - Series of transactions in excess of 5 percent of plan assets at January 1, 1994
- ------------------------------------------------------------------------------------------------

*PriceCostco Common Stock Fund
 -----------------------------

  PriceCostco
    Common Stock                                     51                 387,669         6,260,636

 Fixed Income Fund
 -----------------

  Invesco Retirement GIC Fund                        26               3,217,674         3,217,674

Balanced Fund
- -------------
Fidelity Advisor
  Series II - Income and Growth
    Fund                                             27                 180,955         2,707,509





                                         ----------------------------------------Sales----------------------------------------
                                                          Number of                                 Total
                                          Number       Shares/Units or             Total             Sale               Net
                                         of Sales     Principal Amount             Cost             Price           Gain (Loss)
                                         --------     ----------------          ----------       ----------         -----------

Category (i) - Single transactions in excess of 5 percent of plan assets at January 1, 1994
- -------------------------------------------------------------------------------------------

Balanced Fund
- --------------
Fidelity Advisor
  Series II - Income and Growth
    Fund                                        1            $ 291,085          $4,383,209       $4,179,978         $ (203,231)

Category (iii) - Series of transactions in excess of 5 percent of plan assets at January 1, 1994
- ------------------------------------------------------------------------------------------------

*PriceCostco Common Stock Fund
- ------------------------------

  PriceCostco
    Common Stock                                6               34,625             554,000          555,126              1,126

 Fixed Income Fund
 -----------------

  Invesco Retirement GIC Fund                  12               67,248              67,248           67,248                  -

Balanced Fund
- -------------
Fidelity Advisor
  Series II - Income and Growth
    Fund                                        3              310,535           4,676,090        4,465,082           (211,008)


There were no category (ii) or (iv) reportable transactions during 1994.


*Represents a party in interest for the year ended December 31, 1994


The accompanying notes to the financial statements are an integral part of this schedule.